SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*


                               i-STAT Corporation
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                                (Name of Issuer)

                     Common Stock, par value $.15 per share
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                         (Title of Class of Securities)

                                    450312103
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                                 (CUSIP Number)
                                                     with a copy to:
     Stephen Feinberg                                Robert G. Minion, Esq.
     450 Park Avenue                                 Lowenstein Sandler PC
     28th Floor                                      65 Livingston Avenue
     New York, New York  10022                       Roseland, New Jersey  07068
     (212) 421-2600                                  (973) 597-2424
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                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                December 12, 2001
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.     450312103
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  1)   Names of  Reporting Persons/I.R.S. Identification  Nos. of Above  Persons
       (entities only):

                                Stephen Feinberg
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  2)   Check the Appropriate Box if a Member of a Group (See Instructions):
             (a)                    Not
             (b)                 Applicable
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  3)   SEC Use Only
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  4)   Source of Funds (See Instructions):   WC
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  5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items
       2(d) or 2(e):     Not Applicable
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  6)   Citizenship or Place of Organization:    United States
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        Number of                        7) Sole Voting Power:         */**
                                            ------------------------------------
        Shares Beneficially              8) Shared Voting Power:
                                            ------------------------------------
        Owned by
        Each Reporting                   9) Sole Dispositive Power:    */**
                                            ------------------------------------
        Person With                     10) Shared Dispositive Power:
                                            ------------------------------------
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  11)  Aggregate Amount Beneficially Owned by Each Reporting Person:    */**
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  12)  Check if  the  Aggregate  Amount in Row (11) Excludes Certain Shares (See
       Instructions):         Not Applicable
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  13)  Percent of Class Represented by Amount in Row (11):    14.99%*/**
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  14)  Type of Reporting Person (See Instructions):    IA
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* Cerberus  Partners,  L.P. owns 577,000  shares of the common stock,  par value
$.15 per share (the "Common Stock") of i-STAT Corporation (the "Company"), 4,543 shares of the Series D Convertible Preferred Stock of the Company (the "Series D Convertible Preferred Stock") (which such shares are convertible into 567,875 shares of the Common Stock) and warrants (the "Warrants") to purchase from the Company up to 141,964 shares of the Common Stock. Cerberus International, Ltd. owns 1,328,202 shares of the Common Stock, 10,457 shares of Series D Convertible Preferred Stock (which such shares are convertible into 1,307,125 shares of the Common Stock) and Warrants to purchase up to 326,786 shares of the Common Stock. Cerberus Institutional Partners, L.P. Series One owns 4,000 shares of the Series D Convertible Preferred Stock (which such shares are convertible into 500,000 shares of the Common Stock) and Warrants to purchase up to 125,000 shares of the Common Stock. Cerberus Institutional Partners, L.P. Series Two owns 8,000 shares of the Series D Convertible Preferred Stock (which such shares are convertible into 1,000,000 shares of the Common Stock) and Warrants to purchase up to 250,000 shares of the Common Stock. Cerberus Institutional Partners (America), L.P. owns 3,000 shares of the Series D Convertible Preferred Stock (which such shares are convertible into 375,000 shares of the Common Stock) and Warrants to purchase up to 93,750 shares of the Common Stock. Various other private investment funds (the "Funds") in the aggregate own 14,500 shares of the Common Stock. Stephen Feinberg possesses sole voting and investment authority over all securities of the Company held by each of Cerberus Partners, L.P., Cerberus Institutional Partners, L.P. Series One, Cerberus Institutional Partners, L.P.
Series  Two,  Cerberus   Institutional   Partners   (America),   L.P.,  Cerberus
International, Ltd. and the Funds (collectively, the "Cerberus Entities"). Thus, without giving effect to the limitations otherwise described in this Schedule 13D Amendment No. 4, for the purposes of Regulation ss.240.13d-3, Stephen Feinberg would be deemed to beneficially own 6,607,202 shares of the Common Stock. See the following footnote and Item 3, Item 5 and Item 6 for further information.

** Pursuant to (i) the terms of the Certificate of Designation of the Series D Convertible Preferred Stock, the number of shares of the Common Stock that may be acquired upon the conversion of shares of the Series D Convertible Preferred Stock, and (ii) the terms of the Warrants, the number of shares of the Common Stock that may be acquired upon the exercise of the Warrants, is in each case limited so that, subject to certain exceptions, until certain conditions are satisfied, including the termination or expiration of the Standstill Agreement, dated as of August 3, 1998, between the Company and Abbott Laboratories (the "Standstill Agreement"), following such conversion, the total number of shares of the Common Stock then beneficially owned by the holder thereof may not exceed 14.99% of the total number of issued and outstanding shares of the Common Stock (including for such purpose the shares of the Common Stock issuable upon such conversion and/or exercise). Further, pursuant to the terms of the Certificate of Designation of the Series D Convertible Preferred Stock, upon the termination or expiration of the Standstill Agreement, the number of shares of the Common Stock that may be acquired upon the conversion of shares of the Series D Convertible Preferred Stock is limited to the extent necessary to prevent such holder, as a result of such conversion, from becoming an Acquiring Person (as defined in the Plan (as defined below)) under the Stockholder Protection Agreement, dated as of June 26, 1995, between the Company and First Fidelity Bank, N.A., as rights agent (the "Plan"). The Warrants also provide that the exercise thereof is limited so that such exercise would not otherwise trigger the Plan. As a result of these provisions of the Certificate of Designation of the Series D Convertible Preferred Stock and the Warrants, for the purposes of Regulation ss.240.13d-3, Stephen Feinberg is deemed to beneficially own 14.99% of the shares of the Common Stock of the Company. See Item 6 for further information.







                [remainder of this page intentionally left blank]

      THIS SCHEDULE 13D AMENDMENT NO. 5 AMENDS AND RESTATES IN ITS ENTIRETY
         THE SCHEDULE 13D AMENDMENT NO. 4, ALSO DATED DECEMBER 12, 2001,
          PREVIOUSLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION.

Item 2.    Identity and Background.
           -----------------------

           The person filing this statement is Stephen Feinberg, whose business address is 450 Park Avenue, 28th Floor, New York, New York 10022. Mr. Feinberg serves as (i) the managing member of Cerberus Associates, L.L.C., the general partner of Cerberus Partners, L.P., a Delaware limited partnership, and (ii) the investment manager for each of Cerberus International, Ltd., a corporation organized under the laws of the Bahamas, Cerberus Institutional Partners, L.P. Series One, a Delaware limited partnership, Cerberus Institutional Partners, L.P. Series Two, a Delaware limited partnership, Cerberus Institutional Partners (America), L.P., a Delaware limited partnership, and certain other private investment funds (collectively, the "Funds"). Cerberus Partners, L.P., Cerberus Institutional Partners, L.P. Series One, Cerberus Institutional Partners, L.P. Series Two, Cerberus Institutional Partners (America), L.P., Cerberus International, Ltd. and the Funds (collectively, the "Cerberus Entities") are engaged in the investment in personal property of all kinds, including but not limited to capital stock, depository receipts, investment companies, mutual funds, subscriptions, warrants, bonds, notes, debentures, options and other securities of whatever kind and nature.

           Mr. Feinberg has never been convicted in any criminal proceeding, nor has he been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Feinberg is a citizen of the United States.

Item 3.    Source and Amount of Funds or Other Consideration.
           -------------------------------------------------

           Pursuant to the terms of a Securities Purchase Agreement, dated as of December 6, 2001, by and between the Cerberus Entities (other than the Funds) and the Company (the "Securities Purchase Agreement"), (i) Cerberus Partners, L.P. purchased 4,543 shares of the Series D Convertible Preferred Stock and Warrants to purchase up to 141,964 shares of the Common Stock for an aggregate purchase price of $4,543,000, (ii) Cerberus Institutional Partners, L.P. Series One purchased 4,000 shares of the Series D Convertible Preferred Stock and Warrants to purchase up to 125,000 shares of the Common Stock for an aggregate purchase price of $4,000,000, (iii) Cerberus Institutional Partners, L.P. Series Two purchased 8,000 shares of the Series D Convertible Preferred Stock and Warrants to purchase up to 250,000 shares of the Common Stock for an aggregate purchase price of $8,000,000, (iv) Cerberus Institutional Partners (America), L.P. purchased 3,000 shares of the Series D Convertible Preferred Stock and Warrants to purchase up to 93,750 shares of the Common Stock for an aggregate purchase price of $3,000,000 and (v) Cerberus International, Ltd. purchased 10,457 shares of the Series D Convertible Preferred Stock and Warrants to purchase up to 326,786 shares of the Common Stock for an aggregate purchase price of $10,457,000. All funds used to purchase the securities of the Company on behalf of the Cerberus Entities as described herein came directly from the assets of such Cerberus Entities, respectively.

Item 5.    Interest in Securities of the Issuer.
           ------------------------------------

           Based upon information set forth in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2001, as of such date, 20,057,997 shares of Common Stock were issued and outstanding. As of December 12, 2001, (i) Cerberus Partners, L.P. owns 577,000 shares of the Common Stock,
(ii) Cerberus International,  Ltd. owns 1,328,202 shares of the Common Stock and
(iii) the Funds in the aggregate own 14,500 shares of the Common Stock. In addition, as of such date, as a result of the transactions described in Item 3 of this Schedule 13D Amendment No. 4, Cerberus Partners, L.P. owns 4,543 shares of the Series D Convertible Preferred Stock (which such shares are convertible into 567,875 shares of the Common Stock) and Warrants to purchase up to 141,964 shares of the Common Stock, (ii) Cerberus Institutional Partners, L.P. Series One owns 4,000 shares of the Series D Convertible Preferred Stock (which such shares are convertible into 500,000 shares of the Common Stock) and Warrants to purchase up to 125,000 shares of the Common Stock, (iii) Cerberus Institutional Partners, L.P. Series Two owns 8,000 shares of the Series D Convertible Preferred Stock (which such shares are convertible into 1,000,000 shares of the Common Stock) and Warrants to purchase up to 250,000 shares of the Common Stock,
(iv) Cerberus Institutional Partners (America), L.P. owns 3,000 shares of the Series D Convertible Preferred Stock (which such shares are convertible into 375,000 shares of the Common Stock) and Warrants to purchase up to 93,750 shares of the Common Stock and (v) Cerberus International, Ltd. owns 10,457 shares of the Series D Convertible Preferred Stock (which such shares are convertible into 1,307,125 shares of the Common Stock) and Warrants to purchase up to 326,786 shares of the Common Stock. Stephen Feinberg possesses sole voting and investment authority over all securities of the Company held by the Cerberus Entities. Thus, without giving effect to the limitations otherwise described in
Item 6 of this Schedule 13D Amendment No. 4, for the purposes of Regulation ss.240.13d-3, Stephen Feinberg would be deemed to beneficially own 6,607,202 shares of the Common Stock. As a result, however, of such limitations, Stephen Feinberg is deemed to beneficially own 14.99% of the shares of the Common Stock deemed issued and outstanding pursuant to Regulation ss.240.13d-3.

           During the past sixty days, the only transactions in the Common Stock of the Company by Stephen Feinberg, or any person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof, were the acquisition by the Cerberus Entities (other than the Funds) directly from the Company of the shares of the Series D Convertible Preferred Stock and the Warrants described in this Schedule 13D Amendment No. 4.

           In addition, as of December 12, 2001, an employee of Cerberus Partners, L.P. personally owns 89,700 shares of the Common Stock. However, Stephen Feinberg does not exercise any voting, investment or other authority with respect to the shares of the Common Stock held by such employee and Stephen Feinberg and such employee at all times act independent of one another with respect to their holdings of shares of Common Stock, shares of the Series D Convertible Preferred Stock and the Warrants, as applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
           ---------------------------------------------------------------------

           The Certificate of Designation setting forth the terms of the Series D Convertible Preferred Stock, a copy of which is incorporated by reference into this Schedule 13D Amendment No. 4 as Exhibit 2 hereto, sets forth certain provisions regarding the Series D Convertible Preferred Stock, including provisions regarding, among other things, the liquidation preference, voting rights, protective provisions, conversion rights and redemption rights relating to the Series D Convertible Preferred Stock. Specifically, among other things, the Certificate of Designation of the Series D Convertible Preferred Stock provides that the number of shares of the Common Stock that may be acquired upon the conversion of shares of the Series D Convertible Preferred Stock is limited so that, subject to certain exceptions, until certain conditions are satisfied, including the termination or expiration of the Standstill Agreement, dated as of August 3, 1998, between the Company and Abbott Laboratories (the "Standstill Agreement"), following such conversion, the total number of shares of the Common Stock then beneficially owned by the holder thereof may not exceed 14.99% of the total number of issued and outstanding shares of the Common Stock (including for such purpose the shares of the Common Stock issuable upon such conversion). Further, pursuant to the terms of the Certificate of Designation of the Series D Convertible Preferred Stock, upon the termination or expiration of the Standstill Agreement, the number of shares of the Common Stock that may be acquired upon the conversion of shares of the Series D Convertible Preferred Stock is limited to the extent necessary to prevent such holder, as a result of such conversion, from becoming an Acquiring Person (as defined in the Plan (as defined below)) under the Stockholder Protection Agreement, dated as of June 26, 1995, between the Company and First Fidelity Bank, N.A., as rights agent (the "Plan").

           The Certificate of Designation of the Series D Convertible Preferred Stock provides that the holders of the Series D Convertible Preferred Stock shall vote together with all other classes and series of stock of the Company as a single class on an as-converted basis, after taking into account the conversion limitations described above and set forth in the Certificate of Designation of the Series D Convertible Preferred Stock.

           The Warrants have been issued by the Company to the Cerberus Entities (other than the Funds) pursuant to an instrument, dated December 12, 2001, a copy of which is incorporated by reference into this Schedule 13D Amendment No. 4 as Exhibit 3 hereto, which sets forth certain provisions regarding the
Warrants, including provisions regarding, among other things, limitations on exercise, adjustments to the number of Warrants and the exercise price thereof in certain circumstances, cashless exercise rights and similar matters. Specifically, among other things, the Warrants provide that the number of shares of the Common Stock that may be acquired upon the exercise thereof is limited so that, subject to certain exceptions, until certain conditions are satisfied, including the termination or expiration of the Standstill Agreement, following such exercise, the total number of shares of the Common Stock then beneficially owned by the holder thereof may not exceed 14.99% of the total number of issued and outstanding shares of the Common Stock (including for such purpose the shares of the Common Stock issuable upon such exercise). Further, pursuant to the terms of the Warrants, the number of shares of the Common Stock that may be acquired upon the exercise of the Warrants is limited so that, after such exercise, the total number of shares of the Common Stock then beneficially owned by the holder thereof may not exceed 14.99% of the total number of issued and outstanding shares of the Common Stock (including for such purpose the shares of the Common Stock issuable upon such exercise) unless such exercise in excess of such percentage would not otherwise trigger the Plan.

           As a result of these provisions of the Certificate of Designation of the Series D Convertible Preferred Stock and the Warrants, for the purposes of Regulation ss.240.13d-3, Stephen Feinberg is deemed to beneficially own 14.99% of the shares of Common Stock of the Company.

           Pursuant to the Securities Purchase Agreement, the Company granted to one or more of the Cerberus Entities a right of first refusal with respect to the proposed issuance by the Company of certain of its securities, in each case in accordance with the circumstances set forth in the Securities Purchase Agreement, a copy of which is incorporated by reference into this Schedule 13D Amendment No. 4 as Exhibit 1 hereto.

           Pursuant to the Securities Purchase Agreement, Cerberus Partners, L.P. has the right, subject to certain limitations set forth in the Securities Purchase Agreement, to appoint one (or in certain instances set forth in the Certificate of Designation setting forth the terms of the Series D Convertible Preferred Stock, more than one) member of the board of directors of the Company.

           The Cerberus Entities (other than the Funds) are parties to a Registration Rights Agreement, dated as of December 12, 2001, with the Company (the "Registration Rights Agreement") pursuant to which the Company has granted certain registration rights with respect to the shares of Common Stock underlying the Series D Convertible Preferred Stock and the Warrants. The Registration Rights Agreement is incorporated by reference into this Schedule 13D Amendment No. 4 as Exhibit 4 hereto.

           Except as described in this Item 6 or as set forth in the Exhibits to this Schedule 13D Amendment No. 4, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between Stephen Feinberg and any person or entity.

           The disclosure set forth in this Schedule 13D Amendment No. 4 is subject to the terms of each of the documents and instruments referred to herein and which are incorporated by reference as exhibits hereto and such documents and instruments should be referred to for a complete statement of the provisions thereof which are generally described in this Schedule 13D Amendment No. 4.

Item 7.    Material to be Filed as Exhibits.
           --------------------------------

           1. Securities Purchase Agreement, dated as of December 6, 2001, by and among the Company and the Cerberus Entities (other than the Funds), incorporated by reference to Exhibit 10.60 to the Current Report on Form 8-K, dated December 7, 2001, filed by the Company with the Securities and Exchange Commission.

           2. Certificate of Designation of the Series D Convertible Preferred Stock, incorporated by reference to Exhibit 3.7 to the Current Report on Form 8-K, dated December 7, 2001, filed by the Company with the Securities and Exchange Commission.

           3. Warrants, dated as of December 12, 2001, by and among the Company and the Cerberus Entities (other than the Funds), incorporated by reference to
Exhibit 10.62 to the Current Report on Form 8-K, dated December 7, 2001, filed by the Company with the Securities and Exchange Commission.

           4. Registration Rights Agreement, dated as of December 12, 2001, by and among the Company and the Cerberus Entities (other than the Funds), incorporated by reference to Exhibit 10.61 to the Current Report on Form 8-K, dated December 7, 2001, filed by the Company with the Securities and Exchange Commission.



                                    Signature

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            January 22, 2002


                                            /s/ Stephen Feinberg
                                            ------------------------------------
                                            Stephen Feinberg,  in  his  capacity
                                            as the managing  member of  Cerberus
                                            Associates,  L.L.C.,    the  general
                                            partner of Cerberus Partners,  L.P.,
                                            and as  the investment  manager  for
                                            each of  the other Cerberus Entities

      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001).